Adamis Pharmaceuticals Corporation S-1/A

Exhibit 21.1

SUBSIDIARIES OF ADAMIS PHARMACEUTICALS CORPORATION

Name	State of Incorporation

US Compounding, Inc.	Arkansas
Biosyn, Inc.	Pennsylvania
Adamis Corporation	Delaware
Rhombus Pharmaceuticals Corporation	Arkansas
DMK Pharmaceuticals Corporation	Delaware